James J. O'Connor
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

December 30, 2008

RE: EGA Emerging Global Shares Trust
File Nos.: 811-22255; 333-155709

Dear Mr. O'Connor:

We have reviewed the registration statement on Form N-1A for EGA Emerging Global Shares Trust (the "Trust") filed with the Commission on November 26, 2008. The registration is being made to register shares of common stock of 12 separate exchange-traded index funds ("Fund"). We have the following comments on the registration statement. The comments apply to each of the separate exchange-traded Fund's disclosure. Page numbers refer to the EDGAR printout of the filing.

General Comments

1. We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

Prospectus

2. Cover Page--Please disclose that it is only through large institutional investors that purchases or redemption of creation units may be made directly with the Trust at net asset value.

3. The Commission has stated that it would expect a fund with "global" in its name to "invest (its) assets in investments that are tied economically to a number of countries throughout the world." Investment Company Act Release No. 24828 (Jan. 17, 2001) ("Release"), note 42. For each Fund, please disclose the Fund's policies or the rules governing each applicable index that will ensure that the Fund's assets will be tied economically to a number of countries.

4. Each Fund must have a policy that 80% of its assets be invested in "emerging market" countries. In addition, each Fund that identifies a particular type of security in its name must have an 80% policy with respect to such security (*e.g.*, "basic materials", "basic resources", "consumer goods", "oil and gas", "health care", etc.). The disclosure also should provide specific criteria of how a holding meets the description in the name of the

Fund. For example, the disclosure regarding the "basic materials" fund on page 5 of the prospectus states that the Fund "generally includes companies whose businesses involve: chemicals; forestry and paper; industrial metals; and mining." This standard could be applied to almost any company. A more useful standard would involve either a revenue or asset test.

5. Each Fund's disclosure should explain how a company is deemed "global" or "emerging markets", *i.e.,* how is the company connected to a foreign country or emerging markets country. *See* Release, note 23 requiring the specific criteria to meet this test and note 26 relating to the company's ties to the risks of the relevant countries.

6. Please provide in your response letter additional information about the Dow Jones' indexes. For example, tell us how long these indexes have been in existence, whether they have been customized for the Funds, and provide a breakdown of the countries comprising each index.

7. Investment Objective—The disclosure on page 3 states that each Fund's investment objective may be changed without shareholder approval but the Funds will provide advance notice to shareholders. Please explain in your letter how the identities of the Funds' shareholders are determined in a timely manner since the Funds are exchange traded.

8. Principal Investment Strategies (page 3)—Explain the meaning of a "rules-driven methodology to create a modified market capitalization weighted index…" The disclosure states that each underlying index is comprised of U.S. and foreign exchange traded companies. Explain supplementally why U.S. companies are included in indexes that are designated "emerging markets."

9. Please define the terms "emerging markets" and "frontier markets."

10. Principal Investment Strategies—Please disclose here and in the risk section the types of securities in which each Fund may invest.

11. Principal Investment Strategies—The Statement of Additional Information in the section titled "Name Policies" states that the Funds may invest in equity securities "and/or financial instruments with similar economic characteristics." Please add this to the prospectus disclosure. If the Funds may invest in debt securities as well as equity securities, so state and add appropriate risk disclosure on credit and interest rate risks. Also, disclose whether the Funds may engage in derivatives leveraging.

12. Principal Investment Strategies—Please explain in plain English the meaning of ADR/GDR.

13. Principal Investment Strategies—The disclosure states that each Fund defines its portfolio companies as companies that are included in the relevant index "at the time of purchase." Please disclose what the Fund will do if a holding no longer is in the relevant index or no longer meets the description of the securities in which the Fund invests.

14. Principal Risks—Please summarize each Fund's principal risks as required by Item 2(c)(1)(i) of Form N-1A. Please note that some of the principle risks listed in the summary are not described in the Item 4 risk disclosure, for example, "stock market risk"

15. Emerging Global Shares Dow Jones Emerging Markets Titans Composite Index Fund—Principal Risks—Please explain the difference between "correlation risk" and "non-correlation risk."

16. Oil and Gas Fund—Please explain why "alternative energy" is appropriate in an oil and gas fund.

17. Principal Risk Factors—This section includes small- and mid-cap company investment risk. Please make sure that there is corresponding disclosure in the principal strategies section of the prospectus

18. Fees and Expenses --If the prospectus will be delivered to retail investors purchasing in the secondary market as well as to purchasers of creation units, delete the transaction fee line items from the fee table and place the information in a footnote to the fee table. If the prospectus only will be delivered to purchasers of creation units, you may keep the disclosure as is.

19. Additional Securities, Instruments and Strategies (page 16)—Investment Company Securities—If any Fund intends to invest in these securities, revise the fee table disclosure to reflect acquired fund fees.

20. Purchase Procedures—Placement of Purchase and Redemption Orders--The disclosure in this section states that purchase and redemption orders must be received by the distributor prior to 4:00 p.m. if transmitted by mail, or 3:00 p.m. if transmitted by telephone, facsimile or other electronic means. In your response letter, explain how the 3:00 p.m. deadline for electronic orders comports with Rule 22c-1 under the Investment Company Act of 1940.

Statement of Additional Information

21. Name Policies (page 36)—include in "net assets" borrowings for investment purposes if the Funds may borrow for investment purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel